September 8, 2025

Kit Shing Cheung
Chief Executive Officer
Etoiles Capital Group Co., Ltd
Unit 03-04, 25/F, Cosco Tower, 183 Queen   s Road Central
Sheung Wan, Hong Kong

       Re: Etoiles Capital Group Co., Ltd
           Draft Registration Statement on Form F-1
           Submitted August 26, 2025
           CIK No. 0002058349
Dear Kit Shing Cheung:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Michael Tsang